P.E. 1/31/02



02016661

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



RECD S.E.C
FEB 2 1 2002

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2002

Flamel Technologies
(Translation of registrant's name into English)

Parc Club du Moulin à Vent
33 avenue du Dr. Georges Levy
69693 Vénissieux cedex France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

INFORMATION FILED WITH THIS REPORT

Document Index

1. Press release dated January 11, 2002 ("Flamel Technologies and Servier Monde Announce Micropump® License Agreement for ACE Inhibitor, Flamel Paid $3 Million Upon Signing").

2. Press release dated January 11, 2002 ("Flamel Technologies Announces Termination of Development Agreement with Novo Nordisk for Basulin and Reacquisition of Rights").

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flamel Technologies

Dated: February 21, 2002

By: Stephen H. Willard
Name: Stephen Willard
Title: Executive Vice President,
Chief Financial Officer and General
Counsel

Exhibit 1

Flamel Technologies and Servier Monde Announce Micropump® License Agreement for ACE Inhibitor, Flamel Paid $3 Million Upon Signing

Lyon, France, January 11, 2002 - Flamel Technologies (NASDAQ:FLML) and Servier Monde, a privately-held French company, announced today that they have entered into an agreement whereby Flamel has licensed its Micropump® control release technology to Laboratoires Servier and its affiliates for use with one of its most important products.

The agreement provides for an initial payment of $3 million upon signing the agreement. Other terms of the agreement were not disclosed.

Servier has a portfolio of approximately 30 drugs, with sales of 1.8 billion Euros and activities in 140 countries.

Dr. Gerard Soula, president and chief executive officer of Flamel, said "We are delighted to have completed this licensing agreement with Servier, a world class company recognized for its research and development of pharmaceutical entities in multiple therapeutic classes. With this announcement, which follows the license agreement we have recently signed with Merck & Co., Inc., we have established the application of our Micropump technology to a new class of drugs, ACE inhibitors. Other compounds for which we have made prior announcements of proof of efficacy include antibiotics, antivirals and antidiabetics."

Flamel Technologies S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Flamel's Medusa® nano-encapsulation technology is designed to deliver therapeutic proteins. Micropump® is a controlled release technology for the oral administration of small molecule drugs. Flamel's expertise in polymer science has also been instrumental in the development of a photochromic eyeglass lens product now marketed by Corning Inc.

This document contains a number of matters, particularly as related to the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The presentation reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel's reliance on outside parties and key strategic alliances. These and other risks are described more fully in Flamel's Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2000.

Exhibit 2

Flamel Technologies Announces Termination of DevelopmentAgreement with Novo Nordisk for Basulin and Reacquisition of Rights

Lyon, France, January 11, 2002 - Flamel Technologies (NASDAQ:FLML) announced today that Novo Nordisk has given notice of the termination of its license agreement with Flamel regarding the development of Basulin®, a long acting form of insulin, effective as of mid-March, 2002

As a result of such termination, Flamel will reacquire the rights to license its Medusa® protein delivery technology for insulin. Such reacquisition does not involve payments by either party

Dr. Gerard Soula, president and chief executive officer of Flamel said, "It is regrettable that, for strategic reasons, Novo Nordisk has made the decision to cease its participation in what we believe to be a potentially highly successful product. We expect this product can meet an important need for a long-acting human insulin. Now that Flamel is not dependent on Novo Nodisk's decisions, we intend to continue with development work on the product and conduct a second clinical trial to demonstrate the improvements in our new formulation. We also intend to seek actively a new marketing and development partner at an appropriate time."

Flamel Technologies S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Flamel's Medusa® nano-encapsulation technology is designed to deliver therapeutic proteins. Micropump® is a controlled release technology for the oral administration of small molecule drugs. Flamel's expertise in polymer science has also been instrumental in the development of a photochromic eyeglass lens product now marketed by Corning Inc.

This document contains a number of matters, particularly as related to the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The presentation reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel's reliance on outside parties and key strategic alliances. These and other risks are described more fully in Flamel's Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2000.